[VENDINGDATA LETTERHEAD]

June 27, 2005

VIA EDGAR

Pamela A. Long, Esq.

Edward M. Kelly, Esq.

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	VENDINGDATA CORPORATION (THE “COMPANY”)

REGISTRATION STATEMENT ON FORM S-3

FILE NO. 333-123401

Dear Ms. Long and Mr. Kelly:

Pursuant to Rule 461 of the Securities Act of 1933, we respectfully request that the effective date of the Company’s registration statement on Form S-3 (the “Registration Statement”) be accelerated to become effective on Tuesday, June 28, 2005, by 10:00 a.m. (New York time) or as soon after as practicable.

Please note that the Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed sale of common stock by the selling stockholders under the Registration Statement. Further, the Company acknowledges and is fully aware of the following:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

VENDINGDATA CORPORATION

/s/ Mark R. Newburg
Mark R. Newburg
Executive Director and Treasurer

cc:	Douglas H. Caszatt

Michael J. Bonner